Exhibit (a)(5)(OOO)

            Telephone Conference
              E.ON AG's Investment Plan 2007-2009

              Düsseldorf, 14 December 2006

            Presentation by:

            Dr. Marcus Schenck

            Member of the E.ON AG Board of Management and CFO

            Please check against delivery

Telephone Conference: E.ON's Investment Plan 2007-2009                                                                                                                                                                                                   Page 2 of 4
Presentation by Dr. Marcus Schenck

Ladies and gentlemen,

Before I start, let me first of all say that I am delighted to be part of the E.ON team now and I am very much looking forward to developing my relationship with E.ON's investment community in the future. I hope to meet many of you as soon as possible.

With regard to our investment plan I would like to make the following comments from a fmancial point of view.

As mentioned by Wulf earlier we are planning to step up our investments considerably over the next three years. These investments will be fully covered by our operating cash flow over the same period. In addition, the current planning for the financing of Endesa fully takes into consideration our increased investments as presented today.

Referring to Endesa, we remain strongly committed to a single A flat rating. We clearly have various options to achieve this. As you know, we will refinance our offer primarily by taking on additional debt via the capital market and by making use of our liquid funds. Depending on the final acceptance level we would consider asset disposals and/or limited equity measures.

We also stick to our communicated dividend policy with a target pay-out ratio based on our adjusted net income of 50-60% by 2007.

To conclude, please allow me a personal remark: over the last few weeks, I have been through E.ON's medium term planning for the first time. E.ON's systematic process for evaluating investment opportunities and allocating capital ensures that all investments not only fulfill our strategic but also our strict financial criteria. I regard strict financial discipline as a key feature of well managed companies and remain personally committed to such discipline.

Telephone Conference: E.ON's Investment Plan 2007-2009                                                                                                                                                                                                   Page 3 of 4
Presentation by Dr. Marcus Schenck

Thank for you for your attention, Wulf and I are now ready to take your questions.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. Furthermore, Endesa investors and security holders should read the U.S. tender offer statement from E.ON regarding the proposed U.S. tender offer for Endesa, when it becomes available, because it will contain important information. The Spanish prospectus and certain complementary documentation were authorised in Spain by the Spanish Comisión Nacional del Mercado de Valores (the "CNMV"). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the websites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement, when it is available, and other documents filed by E.ON with the SEC on the SEC's web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON's Annual Report on Form 20-F) and in Endesa's public reports filed with the CNMV and with the SEC (including Endesa's Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON currently prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), but will adopt International Financial Reporting Standards ("IFRS") as its primary set of accounting principles in 2007; the financial data reflected in this presentation has been prepared in accordance with IFRS. This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered "Non-GAAP financial measures" within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, either in this presentation or on its website at www.eon.com. Management believes that the Non-GAAP financial measures used by E.ON., when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP. enhance an understanding of E.ON's results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future

Telephone Conference: E.ON's Investment Plan 2007-2009                                                                                                                                                                                                   Page 4 of 4
Presentation by Dr. Marcus Schenck

operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.